FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of:                February, 2003
Commission File Number : 001-15218

LAFARGE
(Translation of registrant's name into English)

61, rue des Belles Feuilles
75116 Paris
France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Enclosures:
(i)	Press Release, dated February 27, 2003, announcing the results of Lafarge for the year ended December 31, 2002.

(ii)	Press Release, dated February 27, 2003, announcing the new organisation of senior management at Lafarge.

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PRESS RELEASE

Euronext: LG, NYSE: LR	Paris, February 27, 2003

Full year-end results for year to 31st December 2002

     Increase in the operating income by 10%, due to the full effect of the Blue Circle consolidation and to an improvement in margins.

Slight increase of net income (+2%) before goodwill amortization & extraordinary provision. Dividend maintained at €2.30 per share.

The Board of Directors of Lafarge meeting, chaired by Bertrand Collomb, on February 26, 2003, closed the accounts for the year ending December 31, 2002.

Consolidated accounts as at December 31, 2002

	December 31, 2002	December 31, 2001		Variation
	€ Million	€ Million

Sales	14,610	13,698		+7%

Operating income on ordinary activities	2,132	1,934	*	+10%

Net income, Group share before goodwill amortization and extraordinary provision	914	892		+2%

Net income, Group share before extraordinary provision	756	750		+1%

Net income	456	750		-39%

Net income per share in €	3.52	5.97		-41%

Cash flow from operations	1,956	1,668		+17%

Group net debt	10,216	11,703		-13%

* Operating income on ordinary activities of equity affiliates is no longer included in the Group’s operating income.

Sales increased by 7%, mainly due to the full consolidation effect of Blue Circle. Operating income rose by 10% (by 2% excluding foreign exchange, changes in cement plant depreciation and scope effects), which demonstrates an improvement of the operating margin.

To be prudent, a provision of €300 million has been made to cover the European Commission decision against our Gypsum activities in Europe, which Lafarge has appealed against, as well as the risk related to the current German Cartel authority investigation into the cement industry in Germany.

Net income before goodwill amortization and the extraordinary provision is slightly up (+2%). Net income per share is down 41% due to the extraordinary provision charge. Dividend is maintained at €2.30 per share.

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Cash flow generation from operations increased by 17% to nearly €2 billion, investments amounted to €1.5 billion and disposals totaled €725 million, bringing the Group's net debt was down by nearly €1.5 billion.

Division highlights:

The Cement Division faced varied market conditions with a global improvement in operating income and margin and a larger contribution from emerging countries.

Synergies resulting from the acquisition of Blue Circle are on track, but much of the success has been offset by adverse markets and operations.

In the Aggregates & Concrete Division, the weak market conditions in North America, mostly in asphalt and paving activities, led to a decline in results despite the fact that operating income in Western Europe saw some increase.

The results of the Roofing Division were slightly up despite weaker markets in Germany, due to important restructuring efforts.

The results of the Gypsum Division have greatly improved mainly due to the increase in price and to the improvement of the operating performance in North America.

Operating income on ordinary activities as at December 31, 2002

	December 31,	December 31,			Excluding foreign
	2002	2001		Variation	exchange and scope
	€ Million	€ Million			effects

Cement	1,606	1,434	*	+12%	+3% (a)

Aggregates and Concrete	336	378	*	-11%	-10%

Roofing	132	128	*	+3%	+4%

Gypsum	51	3	*	-	-

Other	7	-9	*	-	-

TOTAL	2,132	1,934	*	+10%	+2%

* Operating income on ordinary activities of equity affiliates is no longer included in the Group’s operating income.
(a) excluding foreign exchange, changes in cement plant depreciation and scope effects

OUTLOOK

Bertrand Collomb, Chairman and CEO of the Group said:
“In a mixed economic environment, I am pleased that the Group managed to improve its operating margin, strongly increase its cash flow generation and reduce its debt level so significantly. Blue Circle synergies for 2002 have been achieved and are on track. Whilst their benefit has been partially affected by temporary difficulties, the underlying potential of this acquisition remains unquestionable.“

“In a context of economic uncertainties for 2003, we will continue to give the priority to the improvement of our operating results and the strengthening of our financial structure.”

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Lafarge is the world leader in building materials, and employs 77,000 people in 75 countries. The Group holds top-ranking positions in all four of its Divisions: Cement, Aggregates & Concrete, Roofing and Gypsum. Lafarge posted sales of €14,610 million in 2002. More information is available on: www.lafarge.com

PRESS CONTACTS:	INVESTOR RELATIONS:
Véronique Doux: (+33) 1 44 34 19 47	James Palmer: (+33) 1 44 34 11 26
veronique.doux@lafarge.com	james.palmer@lafarge.com

Danièle Daouphars: (+33) 1 44 34 11 51
daniele.daouphars@lafarge.com

Statements made in this press release that are not historical facts are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions ("Factors") which are difficult to predict. Some of the Factors that could cause actual results to differ materially from those expressed in the forward-looking statements include, but are not limited to: the cyclical nature of the Company's business; national and regional economic conditions in the countries in which the Group does business; currency fluctuations; seasonality of the Company's operations; levels of construction spending in major markets; supply/demand structure of the industry; competition from new or existing competitors; unfavorable weather conditions during peak construction periods; changes in and implementation of environmental and other governmental regulations; our ability to successfully identify, complete and efficiently integrate acquisitions; our ability to successfully penetrate new markets; and other Factors disclosed in the Company's Reference Document filed with the French COB under the reference number D02-162 and updated under the reference number D02-162/A1, and its annual report on Form 20-F filed with the Securities and Exchange Commission in the USA. In general, the Company is subject to the risks and uncertainties of the construction industry and of doing business throughout the world. The forward-looking statements are made as of this date and the Company undertakes no obligation to update them, whether as a result of new information, future events or otherwise.

Practical information:
There will be a French press conference at 09.00 CET at Lafarge (61 rue des Belles Feuilles – 75016 Paris).

There will be a French language analyst presentation at 11.00 CET at Espace Charles Louis Havas (136 avenue Charles de Gaulle – 92200 Neuilly). The presentation document will be in English.
Dial in number: + 33 1 56 38 35 35
Playback number: + 33 1 40 50 20 20 (pin code 7987 #), available during the 5 following days
This presentation (including the slides) will also be available through a webcast facility on Lafarge website (www.lafarge.com)

There will be an English analyst presentation at 17.00 GMT at City Presentation Centre, 4 Chiswell Street, EC1 London.
Dial in number from UK: 0 800 279 22 80 (+ 44 208 515 23 06 if you dial in from outside UK)
Dial in number from US: 1 800 366 39 08 (+ 1 303 205 00 66 if you dial in from outside UK)
UK playback number: + 44 208 797 2499 (pin code 871445 #)
US playback number: + 1 800 405 22 36 (pin code 525500 #)
(Playback facility available from 27th of February 19.30 CET to 4th of March 18.00 CET)

.

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Euronext: LG, NYSE: LR	Paris, February 27, 2003

2002 MANAGEMENT REPORT

SALES PERFORMANCE

The Group’s sales recorded a gross increase of 7%, sustained by a 15.9% growth of the Cement Division’s sales.
The scope effect of former Blue Circle operations, consolidated since July 11, 2001, amounts to €1,558 million.

Sales report by Division, excluding foreign exchange and scope of consolidation effects:

CEMENT: up 1.2%
Sales of Cement posted a limited increase of 1.2% reflecting a 3.15% drop in sales in the fourth quarter.

Sales rose in Western Europe, in spite of the decline in the fourth quarter, particularly in Germany where prices have fallen significantly throughout the year. In Central and Eastern Europe, sales advanced strongly, noticeably in Romania. In North America, total sales fell, due to a slowing of demand and bad weather conditions in the fourth quarter. In Latin America, sales are generally up, despite difficulties in Venezuela, with growth in Brazil and Chile driven by strong price increases. In the African and Indian Ocean regions, sales increased in most countries with the exception of Nigeria. In Asia, sales grew despite a drop in the Philippines, where prices decreased, and in Malaysia where the construction market was destabilized by workforce availability problems. Sales were up in the Mediterranean Basin.

AGGREGATES & CONCRETE: down 1.2%
The sales in 2002 were down by 1.2% in comparison with the previous year (down 0.65% in the fourth quarter). Aggregates sales posted a decline of 3.1%, largely due to North American market trends. Concrete sales increased slightly (0.75%), with the solid growth in France and a decline in North America.

ROOFING: down 5.9%
Roofing sales were 5.9% lower than in 2001 (down 8% in the fourth quarter). Sales in Europe declined, particularly in Germany, while they continued to increase in Asia.

GYPSUM: up 7.2%
The 7.2% increase in sales (up 3.8% in the fourth quarter) is mainly due to volume and price increases in North America, and to a significant increase in sales in the Asia Pacific region.

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In Europe, sales were stable in a mixed economic environment; weakness in Germany and Poland were offset by increases in the rest of Europe.

Consolidation effects: up 11.4% (€1,493 MILLION)
Acquisitions had a positive impact on sales of €1,772 million (primarily reflecting the full year consolidation of the former Blue Circle operations) while disposals had a negative impact of €160 million. The change in accounting treatment of Lafarge Morocco, from full consolidation to proportional consolidation, resulted in a reduction in sales of €119 million.

Foreign exchange effect: -4.38% (€540 MILLION)
Foreign exchange losses weighed heavily on sales principally in the following currencies: US and Canadian dollars (€272 million), Brazilian real (€79 million) and South African rand (€40 million).

OPERATING INCOME ON ORDINARY ACTIVITIES

Operating income rose by 10% to € 2,132 million versus € 1,934* million as at December 31, 2001. Operating income rose 2% excluding foreign exchange, cement depreciation change and scope effects.

By division, operating income in 2002 breaks down as follows:

CEMENT: 75% of total operating income at the end of 2002

€ million	Dec 31, 2002	Dec 31, 2001		% variance	Excluding foreign exchange, depreciation change and scope effects

Sales	6,948	5,995		+16%	+1.2%

Operating income on ordinary activities*	1,606	1,434	*	+12%	+3%

* not including equity affiliates

Volumes sold by Lafarge in 2002 totaled 106 MT, up 21% compared to 2001, reflecting the consolidation of the former Blue Circle operations. Western Europe remains the Group's largest cement market with 31% of volumes sold, followed by Asia with 20%.

Operating income on ordinary activities of the Cement division increased by 12% to €1,606 million at the end of 2002 compared to €1,434 million at the end of 2001*. At constant scope, depreciation method and exchange rates, operating income on ordinary activities from our ongoing operations rose by 3%. The impact of the change in the estimated life of cement plant assets had a favourable impact of €83 million on operating income. The change in the treatment of Morocco from the global to proportional consolidation method reduced operating income in the Mediterrenean basin by €41 million. Currency fluctuations had a negative impact of 5% being €73 million. As a percentage of the division’s sales, operating income on ordinary activities represented 21.4% in 2002, compared to 21% in 2001**. The after tax return on capital employed amounted to 8.4%.

** 2001 with 12 months BCI, comparable consolidation method for Morocco (at 50%), and new depreciation and asset life policy.

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Western Europe - Operating income: € 656 million (€517 million Dec 2001*)

Operating income in Western Europe grew by 27% to €656 million. The scope impact of the former Blue Circle operations in the United Kingdom and Greece contributed €111 million. Operating income at constant scope, depreciation method and exchange increased by 1.5% compared to 2001 due to margin improvements in France, Spain and Italy. In Germany, as a direct result of the economic slowdown and highly competitive pricing situation, operating income fell to one third of the 2001 level.

North America - Operating income: €330 million (€350 million Dec 2001*)

Operating income in North America declined by 6% to €330 million. Currency fluctuations had a negative impact on operating income of €20 million. The scope effect of Blue Circle North America amounted to €12 million. At constant scope, depreciation method and exchange operating income in North America was down by 7%.

Emerging Countries - Operating income: € 621 million (€ 567 million Dec 2001*)

The scope effect of the former Blue Circle operations in Chile, Egypt, Malaysia, Nigeria, Zimbabwe and the Philippines amounted to € 56 million and the negative foreign exchange impact totaled € 52 million.

• In Central and Eastern Europe, operating income rose strongly to €86 million.

Operating income on ordinary activities continued to improve with an increase of 39% to €86 million. The impact of negative currency fluctuations on the region's operating income amounted to €2 million. Operating income at constant scope, depreciation method and exchange grew by 21% , with strong growth in Romania where both margins and operating income grew substantially due to favorable market conditions coupled with variable cost reductions. Operating income in Poland increased as operating margins improved due to cost reduction. In the Czech Republic, a decline in exports to Germany resulted in lower operating income. Margins improved in Russia and the Ukraine with both countries increasing their operating income.

• In the Mediterranean Basin, operating income for the region was €112 million (€125 million end of 2001*).

The operating income from the Mediterranean Basin countries decreased by 10% to €112 million due to the change in accounting treatment of Morocco from global to proportionate consolidation. Operating income at constant scope, depreciation method and exchange, and excluding the impact of the Morocco accounting treatment change grew by 21%. The impact of negative currency fluctuations on the region's operating income amounted to €7 million.

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Strong growth in income was realized in Morocco and Jordan due to the favorable market conditions. The small loss incurred in Turkey in 2001 was reversed to record an operating profit due to less bad debts. Egypt saw operating income decline in the context of the poor price trends partly offset by the positive impact on variable costs of the new production line at Alexandria.

• In Latin America, operating income slipped to €202 million (€205 million end 2001*).

The operating income from Latin America was slightly down from €205 million at the end of 2001 to €202 million at the end of 2002. The scope effect of the former Blue Circle operations in Chile was €22 million of additional operating income. The negative foreign exchange impact on the region's operating income amounted to €30 million. constant scope, depreciation method and exchange operating income grew by 5%. Operating income was down in Brazil due to the foreign exchange impact which offset the improvement in operating income in reals. The Brumado divestment also impacted operating income. In Venezuela the local turmoil and bolivar devaluation have resulted in operating income being down by 21%. A small decline was recorded in Honduras. Both Chile and Mexico increased their operating income.

• In Africa and the Indian Ocean, operating income increased strongly to €118 million (€103 million end 2001*).

Operating income on ordinary activities in Sub-Saharan Africa and the Indian Ocean increased by 15% to €118 million. The scope effect of the former Blue Circle operations in Nigeria and Zimbabwe contributed €5 million of additional operating income. The negative foreign exchange impact on the region's operating income amounted to €10 million. At constant scope, depreciation method and exchange operating income grew by 22%. Existing operations in Kenya, Cameroon, South Africa and Uganda all achieved higher operating margins. The operations in Nigeria however recorded a significant decline in operating income due to a market decrease and cost and production issues relating to delays with the start up of the new plant at Ewekoro.

• In Asia, operating income increased sharply to €100 million (€64 million end of 2001*).

The Asia Pacific region saw operating income on ordinary activities grow by 56% to €100 million. The scope effect of the former Blue Circle operations in Malaysia and the Philippines contributed €30 million of additional operating income. The negative foreign exchange impact on the region's operating income amounted to €3 million. At constant scope, depreciation method and exchange operating income fell by 11%. South Korea delivered a strong growth in operating income mainly due to the favorable market conditions. India improved operating income as a consequence of continued production performance improvement. Operating income in the Philippines was weak due to deterioration in pricing. In Indonesia a small operating loss was incurred, though much reduced from the loss incurred in 2001.

AGGREGATES & CONCRETE: 16% of total operating income, end of Dec 2002

€ million	Dec 31, 2002	Dec 31, 2001		% variance	Excluding foreign exchange, and scope effects

Sales	4,768	4,806		- 0.8%	-1.2%

Operating income on ordinary activities	336	378	*	-11%	-10%

* not including equity affiliates

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•	Aggregates - Operating income: €246 million (€270 million end of Dec 2001)
•	Concrete - Operating income: €90 million (€108 million end of Dec 2001)

Operating income on ordinary activities of the Aggregates & Concrete division declined by 11 % between 2001* and 2002, from €378 million to €336 million. The scope effect of the former Blue Circle operations was €16 million. At constant scope and exchange rates, operating income on ordinary activities declined by 10%. Currency fluctuations had a negative impact of 4%. As a percentage of the division’s sales, operating income on ordinary activities represented 7% in 2002, compared to 7.9% in 2001. The after tax return on capital employed amounted to 7.1%. The operating income for aggregates totalled €246 million down 9% from €270 million in 2001*. While currency fluctuations had a negative impact of €10 million the remainder of the decline was due to the weaker North American results. The operating income for Concrete totalled €90 million down 17% from €108 million in 2001*. Currency fluctuations had a negative impact of €4 million with the remainder of the decline is also due to the weaker North American results.

Western Europe:
Operating income on ordinary activities grew by 3% to €148 million. Operating income in France was at a similar level to 2001. In the UK operating income grew as operating margins improved in the concrete activity.

North America:
Operating income on ordinary activities was down by 25% to €178 million. The net scope effect on the operating income from former Blue Circle operations and divestments was €3 million. The impact on operating income of the weakening dollar against the euro amounted to €12 million which is 5%. An important share of the decline in the operating income is due to a reduction of the Aggregates and Concrete activity, especially in Ontario. Income drop in Western USA and specifically in the South-East region due to a weaker market.

Elsewhere in the world, operating income continued to improve up to €10 million from €2 million in 2001. In South Africa, operating income continued to grow strongly and in Turkey, whilst the market remains very unstable and competitive, the operating loss was reduced significantly.

ROOFING: 6% of total operating income, end of 2002

€ million	Dec 31, 2002	Dec 3, 2001		% variance	Excluding foreign exchange and scope effects

Sales	1,538	1,585		-3%	-5.9%

Operating income on ordinary activities	132	128	*	3%	4%

* not including equity affiliates

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The Division's operating income was up 3% to €132 million from €128 million in 2001* largely as a result of the cost management efforts and extensive restructuring carried out across the operations, particularly in Germany were the sales forces of the two leading brands have been combined in 2002. Germany now accounts for 25% of operating profits, all other European markets for 61% and non-European operations for 14%. As a percentage of the division’s sales, operating income on ordinary activities represented 8.6% in 2002, compared to 8.1% in 2001. The after tax return on capital employed amounted to 4.2%.

Western Europe:
Operating income in Western Europe rose 6% to €103 million. In Germany following the extensive restructuring the operating income increased from €15 million to €33 million in part due to the change in the central cost allocation method within the Division. The underlying increase in German operating income amounted to €2 million which is 13%, excluding change in cost allocation method. In other European countries operating income declined from €82 million to €70 million due to the same change in cost allocation method. The underlying decrease of €2 million which is 2% was a result of weaker markets in France and in the Netherlands that could not be entirely compensated by the improvement recorded in Scandinavia and further growth in Italy.

North America and other countries:
Operating income was down marginally to €29 million from €31 million also due to the same cost allocation change. At constant scope and exchange rate, underlying operating income was up €9 million, excluding change in cost allocation method. Major contributors were Eastern Europe, Malaysia and North America.

GYPSUM: 2% of total operating income, end of Dec 2002

€ million	Dec 31, 2002	Dec 31, 2001		% variance	Excluding foreign exchange and scope effects

Sales	1,146	1,072		+6.9%	-7.2%

Operating income on ordinary activities	132	128	*	n/a	n/a

* not including equity affiliates

Operating income on ordinary activities grew strongly after the very poor 2001, up from €3 million * to €51 million. This was mainly as a result of reduced losses in North America, helped by better pricing coupled with our Division wide performance plans, particularly in the area of purchasing and manufacturing efficiency, led to improved results. As a percentage of the division’s sales, operating income on ordinary activities represented 4.4% in 2002, compared to 0.3% in 2001. The after tax return on capital employed amounted to 3.6%.

Western Europe:
Operating income on ordinary activities in Western Europe improved strongly to €58 million from €44 million including the effect of a change in the central cost allocation method within the Division. The underlying increase in operating income amounted to €2 million being 5%.

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France and the UK continued to increase operating margins through their operating performance plans, however Germany continued to make losses reflecting the difficult market conditions.

North America:
The operating loss in 2002 was significantly reduced to €28 million, compared to the loss of €76 million in 2001. This reduction in losses was due to the increase in prices and also due to the improvement in production performance benefiting sales volumes and reducing our cost base. The level of demand for wallboard remained stable in the year with a sound residential construction market. At the end of 2002 the decision was taken to mothball the Wilmington plant in the North East region allowing us to concentrate our production at lower cost facilities. The mothballing of this plant will save 10 million US dollars per annum.

Other countries:
Operating income on ordinary activities fell to €21 million compared to €35 million in 2001. This decline was mainly attributable to Poland where the very poor market conditions led to a significant increase in losses. Mid-term prospects remain excellent for this market: a new plant started in the fourthth quarter in Gacki: the previous plant at this site has been closed. Our operating income in the Asia Pacific region was stable, but with good performances seen in Australia and continuing benefits of our joint venture in Asia. In particular, in 2002 the joint venture benefited from the successful integration of Siam Gypsum Industries, which was acquired in June 2001, and the construction of a new facility in Korea using equipment transferred from the Chinese operations following the restructuring of the two businesses in Shanghai.

OTHER INCOME STATEMENT ITEMS

Non-recurring items: € - 309 million (€+122 million end of Dec 2001*)
* not including equity affiliates

The significant non recurring charge of €525 million results notably from a provision of €300 million taken to cover potential fines. To be prudent, a provision of €300 million has been made to cover the European Commission decision against our Gypsum activities in Europe, which Lafarge has appealed against, as well as the risk related to the current German Cartel authority investigation into the cement industry in Germany. Other non recurring charges relate to restructuring charges and write offs.

The capital gains on disposals amounted to €216 million of which the sale of the cement operations in Southern Spain, Brazil and South Africa generated a gain of €148 million. The sale of property in Paris generated a gain of €51m.

Restructuring and closure charges for our businesses in Germany and Poland amounted to €69 million. (Roofing €39 million, Concrete €17million and Gypsum €13 million.) The full cost of the announced closure by the Gypsum division of the Wilmington, Delaware plant in the USA has been fully charged at €27 million. Other restructuring costs and write offs around the group amounted to € 60 million.

Net interest charges: €521 million (€544 million end of Dec 2001*), of which

Interest costs on the Group's financing amounted to €577 million compared to €559 million in 2001 at an average interest rate of 5.2% at the end of December 2002.

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Due to extensive plant modernisations underway in 2002 financing costs of €40 million were capitalised compared to €16 million in 2001. Dividends amounted to €14 million, compared to €47 million in 2001.

Income tax charge: €448 million (€368 million end of Dec 2001*)
The effective tax rate when compared to 2001 rose to 34.4%. This increase is in part due to the charge for competition issues which has not been tax effected.

Income from equity affiliates: €33 million (€18 million end of Dec 2001*)
The Cement Division's equity affiliates contributed €49 million, of which Molins contributed €37 million. The Roofing and Gypsum Divisions' equity affiliates generated €18 million however the Group's share of losses at Carmeuse North America amounted to €28 million.

The share of minority interests in net Group income totaled €273 million (€270 million end of Dec 2001).

The amortization of goodwill amounted to €158 million (€142 million end of Dec 2001). The increase is due to the scope effect from the Blue Circle acquisition.

Net income, Group share: €456 million (€750 million end of Dec 2001)

Net income per share: €3.52 (€5.97 end of Dec 2001)

Proposed Dividend per share : €2.30 (€2.30 for 2001)

CASHFLOW STATEMENT

The cash flow from operations totaled €1,956 million (€1,668 million end of Dec 2001), a significant increase of 17%.

Capital expenditure and Investments totaled €1,513 million (€6,073 million end of Dec 2001) and include:

Sustaining capital expenditure totaled €704 million, relating to the recurring upgrading and modernization of existing industrial operations around the world.

Capital expenditure for organic growth totaled €380 million, representing a number of cement projects such as the new dry line at Kujawy in Poland, Ewekoro in Nigeria, Tetouan in Morocco. The start-up of new plants went well: Sugar Creek and Roberta in the USA, Dujiangyan in China.

Acquisitions totaling € 429 million, of which:
•	Cement:
Beocinska Fabrika Cement (BFC), Serbia for €68 million
Tong Yang, South Korea for €48 million
Tbrovljie, Slovenia for €40 million
Cementia minority shareholders for €49 million
Kedah minority shareholders for €61 million
•	Gypsum:
Continental in Newark, USA for €30 million.

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Disposals of € 725 million (€1,537 million end of Dec 2001)
This includes the sale of cement plants in Southern Spain for € 225 million. Other divestments included the grinding station at Brumado in Brazil, the shareholding in Natal Portland Cement in South Africa and concrete product businesses in Canada, as well as property.

BALANCE SHEET STATEMENT

Total equity as at December 31, 2002 stood at € 9,270 billion (€ 10,596 billion end of Dec 2001).

The reduction from December 31, 2001, results from the translation effect of converting foreign currency denominated assets into euros.

Net consolidated debt totaled € 10,216 million (€ 11,703 million end of Dec 2001) down €1,487 million from December 31, 2001, including currency fluctuations of € 572 million.

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CONSOLIDATED STATEMENTS OF INCOME

(in million euros, except per share data)	Dec - 02	Dec - 01	Dec - 01

		(a) restated	Published

SALES	14,610	13,698	13,698

Cost of goods sold	(9,734)	(9,258)	(9,258)
Selling and administrative expenses	(1,775)	(1,578)	(1,578)

GROSS OPERATING INCOME	3,101	2,862	2,862

Depreciation	(969)	(928)	(928)

Share of operating income on ordinary activities of equity affiliates	0	0	131

OPERATING INCOME ON ORDINARY ACTIVITIES	2,132	1,934	2,065

Gains on disposals, net	216	274	275
Other income (expenses), net	(525)	(152)	(169)

OPERATING INCOME	1,823	2,056	2,171

Financial expenses, net	(521)	(544)	(595)

INCOME BEFORE INCOME TAX, AMORTIZATION OF GOODWILL AND MINORITY INTERESTS	1,302	1,512	1,576

Income tax	(448)	(368)	(414)

INCOME BEFORE SHARE OF NET INCOME OF EQUITY AFFILIATES AMORTIZATION OF GOODWILL AND MINORITY INTERESTS	854	1,144	1,162

Share of net income of equity affiliates	33	18	0
Amortization of goodwill	(158)	(142)	(142)
Minority interests	(273)	(270)	(270)

NET INCOME	456	750	750

EARNINGS PER SHARE ( EUROS)	3.52	5.97	5.97

Average number of outstanding shares (in thousands)	129,629	125,616	125,616

(a)	Restated with the change of presentation of equity affiliates : starting January 2002, the share of net income of equity affiliates determined in accordance with consolidation principles is shown in the group consolidated statement of income on a specific line " Share of net income of equity affiliates ".
Before this change of presentation , the share of net income of equity affiliates was split between the following lines : "Operating income on ordinary activities", " Gains on disposals, net", "Other income (expenses), net", "Financial expenses, net ", and "Income tax"

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CONSOLIDATED BALANCE SHEETS

(in million euros)	Dec - 02	Dec - 01

Goodwill, net	4,633	4,974
Intangible assets, net	2,835	3,225
Property, plant and equipment, net	11,667	13,353
Investments in equity affiliates	652	439
Other investments	462	671
Long term receivables	919	900

Long term assets	21,168	23,562

Inventories, net	1,591	1,776
Accounts receivable-trade, net	1,816	2,230
Other receivables	955	1,133
Cash and cash equivalents	1,109	1,201

Current assets	5,471	6,340

TOTAL ASSETS	26,639	29,902

Common stock	532	521
Additional paid-in capital	4,546	4,324
Retained earnings	3,544	3,389
Cumulative translation adjustments	(1,641)	(352)

SHAREHOLDERS' EQUITY	6,981	7,882

Minority interests	2,155	2,551
Other equity	134	163

TOTAL EQUITY	9,270	10,596

DEFERRED TAXES	979	937

PROVISIONS	1,922	1,688

LONG-TERM DEBT	10,271	11,041

Accounts payable, trade	1,205	1,467
Other payables	1,938	2,310
Current portion of long-term debt	524	1,350
Short-term bank borrowings	530	513

CURRENT LIABILITIES	4,197	5,640

TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	26,639	29,902

Page 15 of 35 Total Pages

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CONSOLIDATED STATEMENTS OF CASH FLOWS

(in million euros)	Dec - 02	Dec - 01

NET CASH PROVIDED BY OPERATING ACTIVITIES

Net Income	456	750

Adjustments to reconcile net income to net cash provided by operating activities
Minority interests	273	270
Depreciation and amortization of goodwill	1,127	1,070
Share of net income of equity affiliates less dividend received	(17)	0
Gains on disposals, net (excluding those of equity affiliates)	(216)	(274)
Deferred income taxes and tax provisions	92	(59)
Others, net	241	(89)
Changes in operating working capital items	(165)	174

Net cash provided by operating activities	1,791	1,842

NET CASH USED IN INVESTING ACTIVITIES

Capital expenditures	(1,149)	(1,455)
Investment in consolidated companies (1)	(337)	(4,537)
Investment in non consolidated companies	(27)	(81)
Disposals (2)	725	1,537
Net (increase) decrease in long-term receivables	14	(143)

Net cash used in investing activities	(774)	(4,679)

NET CASH PROVIDED BY FINANCING ACTIVITIES

Proceeds from issuance of common stock	260	1,513
(Increase) decrease in treasury stock	(4)	-
Increase (decrease) in other equity	0	2

Dividends paid (including those paid to minority interests in subsidiaries)	(388)	(337)
Proceeds from long-term debt	642	5,596
Repayment of long-term debt	(751)	(4,746)
Increase (decrease) in short-term debt	(685)	282

Net cash provided by financing activities	(926)	2,310

(Decrease) Increase in cash and cash equivalents	91	(527)

Net effect of foreign currency translation on cash and cash equivalents	(183)	(12)
Cash and cash equivalents at beginning of year	1,201	1,740

Cash and cash equivalents at end of year	1,109	1,201

(1) Net of cash and cash equivalents of companies acquired	–	256
(2) Net of cash and cash equivalents of companies disposed	1	2

Page 16 of 35 Total Pages

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Consolidated Figures

Sales

(Millions of euros)	2002FY	2001FY	02/01

By geographical zone of destination
Western Europe	6,005	5,490	9%
North America	4,405	4,431	-1%
Central and Eastern Europe	661	514	29%
Emerging Mediterranean	562	637	-12%
Asia /Pacific	1,388	1,100	26%
Latin America & the Caribbean	720	760	-5%
Sub Saharan Africa/Indian Ocean/Others	869	766	13%

By business line
Cement	6,948	5,995	16%
Aggregates & Concrete	4,768	4,806	-1%
Roofing	1,538	1,585	-3%
Gypsum	1,146	1,072	7%
Others	210	240	-12%

Total	14,610	13,698	7%

Operating income on ordinary activities

(Millions of euros)	2002FY	2001FY	2001FY	02/01

		restated	published	restated
Western Europe	980	802	892	22%
North America	479	515	506	-7%
Central and Eastern Europe	86	71	71	21%
Emerging Mediterranean	111	113	116	-2%
Asia/Pacific	138	104	106	33%
Latin America & the Caribbean	205	208	246	-1%
Sub Saharan Africa/Indian Ocean/Others	133	123	130	8%
Divisional overheads		-2	-2

By business line
Cement	1606	1434	1,507	12%
Aggregates & Concrete	336	378	381	-11%
Roofing	132	128	142	3%
Gypsum	51	3	9	-
Others	7	-9	26	-

Total Operating income on ordinary activities	2132	1934	2,065	10%

2001 Restated: adjusted for share of equity affiliates

The geographical split of the total 83 million euros 2002 impact of new assets life in cement is given in appendix ( as well as change in consolidation method for Morocco)

Page 17 of 35 Total Pages

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Cement

Volumes by destination (adjusted for the contributions of our proportionally consolidated subsidaries)

(millions of tonnes)	2002FY	2001FY	02/01

		published	restated
Western Europe	32.8	26.0	26%
North America	17.5	16.0	9%
Central and Eastern Europe	8.1	6.2	31%
Emerging Mediterranean	9.5	11.4	-16%
Asia/Pacific	21.1	14.4	47%
Latin America & the Caribbean	6.5	6.4	1%
Sub Saharan Africa/ Indian Ocean	10.2	7.2	42%

Total	105.7	87.6	21%

Sales after elimination of intra company transactions / by geographical zone of destination

(Millions of euros)	2002FY	2001FY	02/01

		published	restated
Western Europe	2,274	1,725	32%
North America	1,579	1,469	7%
Central and Eastern Europe	401	301	33%
Emerging Mediterranean	455	550	-17%
Asia/Pacific	981	753	30%
Latin America & the Caribbean	502	547	-8%
Sub Saharan Africa/Indian ocean/Others	756	650	16%

Total consolidated sales	6,948	5,995	16%

Sales by origin

(Millions of euros)	2002FY	2001FY	02/01

		published	restated
Western Europe	2,492	1,917	30%
North America	1,770	1,662	6%
Central and Eastern Europe	413	319	29%
Emerging Mediterranean	443	542	-18%
Asia/Pacific	980	709	38%
Latin America & the Caribbean	553	576	-4%
Sub Saharan Africa/Indian ocean/Others	869	768	13%

Total before elimination of intra-company sales	7,520	6,493	16%
Total consolidated sales	6,948	5,995	16%

Operating income on ordinary activities

(Millions of euros)	2002FY	2001FY	2001FY	02/01

		restated	published	restated
Western Europe	656	517	544	27%
North America	330	350	351	-6%
Central and Eastern Europe	86	62	62	39%
Emerging Mediterranean	112	125	125	-10%
Asia/Pacific	100	64	64	56%
Latin America & the Caribbean	202	205	243	-1%
Sub Saharan Africa/Indian ocean/Others	120	111	118	8%
Divisional overheads

Total	1606	1434	1,507	12%

2001 Restated: adjusted for share of equity affiliates

The geographical split of the total 83 million euros 2002 impact of new assets life in cement is given in appendix ( as well as change in consolidation method for Morocco)

Page 18 of 35 Total Pages

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Aggregates & Concrete

Volumes by destination (adjusted for the contributions of our proportionally consolidated subsidaries)

Aggregates	2002FY	2001FY	02/01

(millions of tonnes)		published	restated

Western Europe	71.7	76.0	-6%
North America	117.9	116.1	2%
Other countries	17.3	16.7	3%

Total	206.9	208.8	-1%

Concrete	2002FY	2001FY	02/01

(millions of cbm)		published	restated

Western Europe	14.8	14.6	1%
North America	10.7	10.2	5%
Other countries	9.9	7.6	31%

Total	35.4	32.4	9%

Sales after elimination of intra company transactions / by geographical zone of destination

(Millions of euros)	2002FY	2001FY	02/01

		published	restated
Aggregates & related products	2,196	2,325	-6%
Ready-mix concrete & concrete products	2,572	2,481	4%

Total Aggregates & Concrete	4,768	4,806	-1%

of which Western Europe	1,856	1,770	5%
" North America	2,405	2,594	-7%
" Other countries	507	442	15%

Sales by origin

(Millions of euros)	2002FY	2001FY	02/01

		published	restated
Aggregates & related products	2,213	2,341	-5%
Ready-mix concrete & concrete products	2,574	2,483	4%

Total Aggregates & Concrete (bef elim of intra-comp. sales)	4,787	4,824	-1%

of which Western Europe	1,868	1,783	5%
" North America	2,410	2,597	-7%
" other countries	509	444	15%
Total Aggregates & Concrete (consolidated)	4,768	4,806	-1%

Operating income on ordinary activities

(Millions of euros)	2002FY	2001FY	2001FY	02/01

		restated	published	restated
Aggregates & related products	246	270	270	-9%
Ready-mix concrete & concrete products	90	108	111	-17%

Total Aggregates & Concrete	336	378	381	-11%

of which Western Europe	148	144	144	3%
" North America	178	237	237	-25%
" other countries	10	2	5
Divisional overheads		-5	-5

2001 Restated: adjusted for share of equity affiliates
The impact of change in consolidation method for Morocco is given in appendix
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Roofing

Volumes by destination (adjusted for the contributions of our proportionally consolidated subsidiaries)

		2002FY	2001FY	02/01

			published	restated
Concrete roof tiles	(millions of sqm)
Europe		74.9	79.6	-6%
North America		18.6	20.4	-9%
other countries		33.8	31.6	7%

Clay roof tiles
Europe	(millions of sqm)	23.8	25.8	-8%

Chimneys	(miiliers de kms)	2,715	2,823	-4%

Sales by origin (after elimination of intra-company sales)

(Millions of Euros)		2002FY	2001FY	02/01

			published
Total		1,538	1,585	-3%

of which concrete roof tiles	Europe	575	625	-8%
"	North America	118	128	-8%
	Other countries	99	103	-4%
of which clay roof tiles		255	271	-6%
of which chimneys		153	169	-9%
of which other roofing products		338	289	17%

Operating income on ordinary activities

(Millions of euros)	2002FY	2001FY	2001FY	02/01

		restated	published	restated
Total	132	128	142	3%

Europe	114	105	117	9%
of which Germany a)	33	15	15
of which other countries a)	81	90	102
Others a)	18	23	25

2001 Restated: adjusted for share of equity affiliates
a) including change in cost allocation method

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Gypsum

Volumes of gypsum wallboard (adjusted for the contributions of our proportionally consolidated

(millions of sqm)	2002FY	2001FY	02/01

Total	560	509	10%

Sales by origin (after elimination of intra-company sales)

(Millions of euros)	2002FY	2001FY	02/01

Total	1,146	1,072	7%

of which Europe	674	680	-1%
of which North America	245	169	45%
of which other countries	227	223	2%

Operating income on ordinary activities

(Millions of euros)	2002FY	2001FY	2001FY	02/01

		restated		restated
Total	51	3	9

of which Western Europe a)	59	44	53	34%
of which North America a)	-28	-76	-79	63%
of which other countries a)	20	32	32	-38%
Divisional overheads a)		3	3

2001 Restated: adjusted for share of equity affiliates
a) including change in cost allocation method

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Others

Sales by origin (after elimination of intra-company sales)

(Millions of euros)	2002FY	2001FY	02/01

Materis	0	0
Others	210	240	-13%
Total	210	240	-13%

Operating income on ordinary activities

(Millions of euros)	2002FY	2001FY	2001FY	02/01

		restated		restated
Materis		0	42
Others	7	-9	-16
Total	7	-9	26

2001: Restated: adjusted for share of equity affiliates

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BCI total contribution

Sales

(Millions of euros)	2002FY	2001FY	02/01

		proforma
By geographical zone of destination

Western Europe	1,070	1,047	2%
North America	753	953	-21%
Central and Eastern Europe	10	11	-9%
Emerging Mediterranean	27	39	-31%
Asia/Pacific	544	576	-6%
Latin America & the Caribbean	199	181	10%
Sub Saharan Africa/Indian Ocean/Others	265	342	-23%

By business line

Cement	2,240	2,430	-8%
Aggregates & Concrete	602	699	-14%
Roofing	0
Gypsum	0
Others	26	20	30%

Total	2,868	3,149	-9%

Estimated effect of exBCI units on Lafarge Group Operating Income on Ordinary Activities

(Millions of euros)	2002FY*	2002FY	2001FY	02/01

			proforma
Western Europe	235	225	186	26%
North America	89	84	123	-28%
Central and Eastern Europe
Emerging Mediterranean
Asia/Pacific	72	69	55	31%
Latin America & the Caribbean	42	40	25	68%
Sub Saharan Africa/Indian Ocean/Others	17	14	34	-50%
Divisional overheads		8

By business line

Cement	418	406	377	11%
Aggregates & Concrete	29	26	49	-41%
Roofing	0
Gypsum	0
Others	8	8	-3

Total Operating income on ordinary activities	455	440	423	8%

*:calculated at 2001 exchange rate

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BCI contribution Cement

Volumes by destination (adjusted for the contributions of our proportionaly consolidated subsidaries)

(millions of tonnes)	2002FY	2001FY	02/01

		proforma
Western Europe	13.2	13.4	-1%
North America	4.9	5.7	-14%
Central and Eastern Europe	0.3	0.4	-25%
Emerging Mediterranean	0.6	0.9	-33%
Asia/Pacific	8.9	9.1	-2%
Latin America & the Caribbean	1.3	1.3	0%
Sub Saharan Africa/ Indian Ocean	4	2.5	60%

Total	33.2	33.3	0%

Sales after elimination of intra company transactions / by geographical zone of destination

(Millions of euros)	2002FY	2001FY	02/01

		proforma
Western Europe	986	966	2%
North America	441	537	-18%
Central and Eastern Europe	10	11	-9%
Emerging Mediterranean	26	39	-33%
Asia/Pacific	432	470	-8%
Latin America & the Caribbean	80	66	21%
Sub Saharan Africa/Indian ocean/Others	265	342	-23%

Total consolidated sales	2,240	2,430	-8%

Estimated effect of exBCI units on Lafarge Group Operating Income on Ordinary Activities

(Millions of euros)	2002FY*	2002FY	2001FY	02/01

			proforma
Western Europe	225	223	184	22%
North America	68	65	82	-17%
Central and Eastern Europe	0
Emerging Mediterranean	0
Asia/Pacific	72	69	57	26%
Latin America & the Caribbean	37	35	20	85%
Sub Saharan Africa/Indian ocean/Others	16	14	34	-53%

Total	418	406	377	11%

*:calculated at 2001 exchange rate

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BCI contribution Aggregates & Concrete

Volumes by destination (adjusted for the contributions of our proportionally consolidated subsidaries)

Aggregates

	2002FY	2001FY	02/01

(millions of tonnes)		proforma
Western Europe	0.2	0.2	0%
North America	10.1	11.7	-14%
Other countries	2.3	2.4	-4%

Total	12.6	14.3	-12%

Concrete

	2002FY	2001FY	02/01

(millions of cbm)		proforma
Western Europe	1.4	1.4	0%
North America	2.3	2.6	-12%
Other countries	4.9	4.5	9%

Total	8.6	8.5	1%

Sales after elimination of intra company transactions / by geographical zone of destination

(Millions of euros)		2002FY	2001FY	02/01

			proforma

Aggregates & related products		69	82	-16%
Ready-mix concrete & concrete products		533	617	-14%

Total Aggregates & Concrete		602	699	-14%

of which	Western Europe	73	81	-10%
"	North America	312	416	-25%
"	Other countries	217	202	7%

Estimated effect of exBCI units on Lafarge Group Operating Income on Ordinary Activities

(Millions of euros)		2002FY*	2002FY	2001FY	02/01

				proforma
Aggregates & related products		19	17	21	-10%
Ready-mix concrete & concrete products		10	9	28	-64%

Total Aggregates & Concrete		29	26	49	-41%

of which	Western Europe	2	2	4	-50%
"	North America	22	19	41	-46%
"	other countries	5	5	4	25%
Divisional overheads

*:calculated at 2001 exchange rate

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BCI contribution Others

Sales by origin (after elimination of intra-company sales)

(Millions of euros)	2002FY	2001FY	02/01

		proforma
Others	26	20	30%

Estimated effect of exBCI units on Lafarge Group Operating Income on Ordinary Activities

(Millions of euros)	2002FY*	2002FY	2001FY	02/01

			proforma
Others	8	8	-3	–

Classified in Western Europe in the geographical analysis
*:calculated at 2001 exchange rate

Page 26 of 35 Total Pages

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Reconciliation of FY2001 results for former Blue Circle Operations

2001FY
€m

annual report + analysts schedules 2001	485

Divested businesses	-5
Change in depreciation	-22
Changes following due diligence	-1
Reclassification of equity earnings	2
Overhead allocation by Lafarge & LNA	14
Lime disposal	1
Pension profit	-38
Trading	-10
properties	-3

Net Contribution to the group	423

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Group figures: impact of changes in methods

Operating income on ordinary activities restated for equity consolidated affiliates

(Millions of euros)	2001FY	Equity affiliates	2001FY
	restated		Published
for equity affiliates
Western Europe	802	90	892
North America	515	-9	506
Central and Eastern Europe	71		71
Emerging Mediterranean	113	3	116
Asia/Pacific	104	2	106
Latin America / Caribbean	208	38	246
Sub Saharan Africa/Indian Ocean/Others	123	7	130
Divisional overheads	-2		-2

By business line

Cement	1434	73	1,507
Aggregates & Concrete	378	3	381
Roofing	128	14	142
Gypsum	3	6	9
Others	-9	35	26

Total Operating income on ordinary activities	1,934	131	2,065

Operating income on ordinary activities: impact of change in depreciation life of cement assets and change in consolidation method for Morocco

	2002 impact	Morocco
(Millions of euros)	of cement	consolidated
	new assets life	proportionally
Western Europe	-29
North America	-21
Central and Eastern Europe	-6
Emerging Mediterranean	-12	42
Asia/Pacific	-9
Latin America / Caribbean	-3
Sub Saharan Africa/Indian Ocean/Others	-3
Divisional overheads

By business line

Cement	-83	41
Aggregates & Concrete		1
Roofing
Gypsum
Others

Total Operating income on ordinary activities	-83	42

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Cement: impact of changes in methods

Operating income on ordinary activities restated for equity consolidated affiliates

(Millions of euros)	2001FY restated for equity affiliates	Equity affiliates	2001FY

Western Europe	517	27	544
North America	350	1	351
Central and Eastern Europe	62		62
Emerging Mediterranean	125		125
Asia/Pacific	64		64
Latin America & the Caribbean	205	38	243
Sub Saharan Africa/Indian ocean/Others	111	7	118
Divisional overheads

Total	1,434	73	1,507

Operating income on ordinary activities: impact of change in depreciation life of cement assets and change in consolidation method for Morocco

	2002 impact	Morocco
(Millions of euros)	of cement	consolidated
	new assets life	proportionally
Western Europe	-29
North America	-21
Central and Eastern Europe	-6
Emerging Mediterranean	-12	41
Asia/Pacific	-9
Latin America & the Caribbean	-3
Sub Saharan Africa/Indian ocean/Others	-3
Divisional overheads

Total	-83	41

Page 29 of 35 Total Pages

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Aggregates & Concrete: impact of changes in methods

Operating income on ordinary activities restated for equity consolidated affiliates

(Millions of euros)		2001FY restated	Equity affiliates	2001FY
		for equity affiliates

Aggregates & related products		270	0	270
Ready-mix concrete & concrete products		108	3	111

Total Aggregates & Concrete		378	3	381
of which	Western Europe	144		144
"	North America	237		237
"	other countries	2	3	5
Divisional overhead		-5		-5

Operating income on ordinary activities: impact of change in consolidation method for Morocco

		Morocco
(Millions of euros)		consolidated
		proportionally

Aggregates & related products
Ready-mix concrete & concrete products		1

Total Aggregates & Concrete		1
of which	Western Europe
"	North America
"	other countries	1
Divisional overhead

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Roofing: impact of changes in methods

Operating income on ordinary activities restated for equity consolidated affiliates

(Millions of euros)		2001FY restated	Equity affiliates	2001FY
		for equity affiliates

Total		128	14	142

Europe		105	12	117
of which	Germany	15		15
	other countries	90	12	102
Others		23	2	25

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Gypsum: impact of changes in methods

Operating income on ordinary activities restated for equity consolidated affiliates

(Millions of euros)	2001FY restated	Equity affiliates	2001FY
	for equity affiliates

Total	3	6	9

of which Western Europe	44	9	53
of which North America	-76	-3	-79
of which other countries	32		32
Divisional overheads	3		3

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Others: impact of changes in methods

Operating income on ordinary activities restated for equity consolidated affiliates

(Millions of euros)	2001FY restated	Equity affiliates	2001FY
	for equity affiliates

Materis		42	42
Others	-9	-7	-16

Total	-9	35	26

Page 33 of 35 Total Pages

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PRESS RELEASE

Euronext: LG, NYSE: LR	Paris, February 27, 2003

NEW ORGANISATION OF SENIOR MANAGEMENT AT LAFARGE:

• Bertrand Collomb: Chairman

• Bernard Kasriel: Chief Executive Officer

At a meeting held on February 26, 2003, the Board of Directors of the Lafarge Group decided, upon proposal by the Chairman and CEO, Bertrand Collomb, to separate the positions of Chairman and Chief Executive Officer as it is now made possible by the Law on New Economic Regulations introduced in 2002. The Board has further decided that from May 20, 2003 date of the Annual General Meeting, Bertrand Collomb will be Chairman and Bernard Kasriel will be Chief Executive Officer.

During the meeting Bertrand Collomb told the Board: “The appointment of Bernard Kasriel shows the continuity in the Group’s organization in line with its tradition. His in-depth knowledge and experience of our industries combined with his recognized leadership skills will enable him to manage the Group with efficiency and to build its future. We have been working closely together since 1989 and we will continue to do so in this new configuration”.

PRESS CONTACTS:	INVESTOR RELATIONS:
Véronique Doux: (+33) 1 4434 1947	James Palmer: (+33) 1 4434 1126
veronique.doux@lafarge.com	james.palmer@lafarge.com

Danièle Daouphars: (+33) 1 4434 1151
daniele.daouphars@lafarge.com

Statements made in this press release that are not historical facts are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions ("Factors") which are difficult to predict. Some of the Factors that could cause actual results to differ materially from those expressed in the forward-looking statements include, but are not limited to: the cyclical nature of the Company's business; national and regional economic conditions in the countries in which the Group does business; currency fluctuations; seasonality of the Company's operations; levels of construction spending in major markets; supply/demand structure of the industry; competition from new or existing competitors; unfavorable weather conditions during peak construction periods; changes in and implementation of environmental and other governmental regulations; our ability to successfully identify, complete and efficiently integrate acquisitions; our ability to successfully penetrate new markets; and other Factors disclosed in the Company's Reference Document filed with the French COB under the reference number D02-162 and updated under the reference number D02-162/A1, and its annual report on Form 20-F filed with the Securities and Exchange Commission in the USA. In general, the Company is subject to the risks and uncertainties of the construction industry and of doing business throughout the world. The forward-looking statements are made as of this date and the Company undertakes no obligation to update them, whether as a result of new information, future events or otherwise.

Page 34 of 35 Total Pages

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Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 27, 2003		Lafarge (Registrant)
	By:	/s/ Jean-Pierre Cloiseau

Name: Jean-Pierre Cloiseau
Title: Senior Vice President, Finance

Page 35 of 35 Total Pages